UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

April 30, 2018

Commission File Number 001-37651

Atlassian Corporation Plc
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

Exchange House
Primrose Street
London EC2A 2EG
c/o Herbert Smith Freehills LLP
415.701.1110
(Address, Including Zip Code, and Telephone Number, Including
Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Cash Exchangeable Senior Notes and the Indenture.
On April 24, 2018, Atlassian Corporation Plc (the “Company”) priced a private offering of $850 million in aggregate principal amount of 0.625% Cash Exchangeable Senior Notes due 2023 (the “Notes”) of Atlassian, Inc., its wholly-owned U.S. subsidiary (the “Issuer”). In connection with the pricing of the Notes offering, the Issuer granted the initial purchasers of the Notes (the “Initial Purchasers”) a 13-day option to purchase up to an additional $150 million in aggregate principal amount of the Notes, which option has not been exercised as of the date of this Report on Form 6-K.

The Notes were issued pursuant to an Indenture, dated April 27, 2018, among the Company, the Issuer and U.S. Bank National Association, as trustee (the “Indenture”). The Indenture includes customary covenants and sets forth certain events of default after which the Notes may be declared immediately due and payable and sets forth certain types of bankruptcy or insolvency events of default involving the Company or the Issuer after which the Notes become automatically due and payable. The Notes will be senior, unsecured obligations of the Issuer, and will mature on May 1, 2023, unless earlier exchanged, redeemed or repurchased. The Notes will bear interest from April 27, 2018 at a rate of 0.625% per year payable semiannually in arrears on May 1 and November 1 of each year, beginning on November 1, 2018. The Issuer’s obligations under the Notes will be fully and unconditionally guaranteed by the Company.

The Notes are not exchangeable into the Company’s Class A ordinary shares, nominal value $0.10 per share (the “Class A ordinary shares”), or any other securities under any circumstances. Holders of the Notes may exchange their Notes solely into cash at their option at any time prior to the close of business on the business day immediately preceding February 1, 2023, only under the following circumstances: (1) during any calendar quarter commencing after the calendar quarter ending on June 30, 2018 (and only during such calendar quarter), if the last reported sale price of the Class A ordinary shares for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the Exchange Price (as defined below) on each applicable trading day; (2) during the five business day period after any five consecutive trading day period (the “Measurement Period”) in which the trading price (as defined in the Indenture) per $1,000 principal amount of Notes for each trading day of the Measurement Period was less than 98% of the product of the last reported sale price of the Class A ordinary shares and the Exchange Rate (as defined below) for the Notes on each such trading day; (3) if the Issuer calls any or all of the Notes for redemption, at any time prior to the close of business on the second scheduled trading day immediately preceding the redemption date; or (4) upon the occurrence of specified corporate events. On or after February 1, 2023, holders may exchange all or any portion of their Notes at any time prior to the close of business on the second scheduled trading day immediately preceding the maturity date regardless of the foregoing conditions. Upon exchange, in lieu of receiving any Class A ordinary shares, a holder will receive, per $1,000 principal amount of exchanged Notes, an amount in cash equal to the exchange amount, determined in the manner set forth in the Indenture. The exchange rate for the Notes is initially 12.2663 Class A ordinary shares per $1,000 principal amount of Notes (the “Exchange Rate”) (equivalent to an initial exchange price of approximately $81.52 per Class A ordinary share (the “Exchange Price”)). The Exchange Rate is subject to adjustment in some events but will not be adjusted for any accrued and unpaid interest. In addition, following certain corporate events that occur prior to the maturity date or following the Issuer’s delivery of a notice of redemption, the Issuer will, in certain circumstances, increase the Exchange Rate for holders who elect to exchange their Notes in connection with such a corporate event or during the related redemption period, as the case may be.

Prior to November 6, 2020, the Issuer may not redeem the Notes, except in connection with certain tax-related events. On or after November 6, 2020, the Issuer may redeem the Notes, at its option, at a redemption price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, if the last reported sale price of the Class A ordinary shares has been at least 130% of the Exchange Price then in effect for at least 20 trading days (whether or not consecutive), including the trading day immediately preceding the date on which the Issuer provides notice of redemption, during any 30 consecutive trading day period ending on, and including, the trading day immediately preceding the date on which the Issuer provides written notice of redemption.

If a fundamental change (as defined in the Indenture) occurs, holders of the Notes will have the right, at their option, to require the Issuer to repurchase for cash all or any portion of their Notes at a fundamental change repurchase price equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest to, but excluding, the fundamental change repurchase date.

A copy of the Indenture and form of the Note are attached as Exhibits 4.1 and 4.2, respectively, to this Report on Form 6-K and are incorporated herein by reference (and the descriptions herein are qualified in their entirety by reference to such documents).

The Issuer anticipates that the net proceeds from this offering will be approximately $841.3 million (or approximately $990.0 million if the Initial Purchasers exercise their option to purchase additional Notes in full), after deducting the Initial Purchasers’ discounts and commissions and the estimated offering expenses payable by the Issuer. The Issuer used approximately $74.5 million of the net proceeds to pay the cost of the capped call transactions described below and intends to use the remaining net proceeds for working capital or other general corporate purposes. The Issuer may also use a portion of the net proceeds to acquire complementary businesses, products, services or technologies. However, the Issuer does not have agreements or commitments for any specific acquisitions at this time.

The Issuer offered and sold the Notes to the Initial Purchasers in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and for resale by the Initial Purchasers to persons reasonably believed to be qualified institutional buyers pursuant to the exemption from registration provided by Rule 144A under the Securities Act.

Capped Call Transactions.

On April 24, 2018, in connection with the offering of the Notes, the Issuer entered into privately negotiated capped call transactions with each of Morgan Stanley & Co. LLC, Goldman Sachs & Co. LLC, Bank of America, N.A. and JPMorgan Chase Bank, National Association, London Branch (collectively, the “Option Counterparties”) pursuant to capped call confirmations in substantially the form filed as Exhibit 10.1 to this Report on Form 6-K and which is incorporated herein by reference (and the description herein is qualified in its entirety by reference to such document). The capped call transactions are expected generally to offset any cash payments the Issuer is required to make in excess of the principal amount of exchanged Notes in the event that the market value per Class A ordinary share, as measured under the terms of the capped call transactions, is greater than the strike price under the capped call transactions, which initially corresponds to the Exchange Price of the Notes and is subject to anti-dilution adjustments substantially similar to those applicable to the Exchange Rate of the Notes. If, however, the market price per Class A ordinary share, as measured under the terms of the capped call transactions, exceeds the cap price of the capped call transactions, there would not be an offset of such potential cash payments to the extent that such market price exceeds the cap price of the capped call transactions. The initial cap price of the capped call transactions is $114.42 per share and is subject to certain adjustments under the terms of the capped call transactions. If the option granted to the Initial Purchasers to purchase additional Notes is exercised, the Issuer expects to use a portion of the net proceeds from the sale of the additional Notes to enter into additional capped call transactions between the Issuer and the Option Counterparties. The Issuer expects to use the remaining net proceeds as described above.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 27, 2018	Atlassian Corporation Plc
(Registrant)

/s/ James Beer
James Beer Chief Financial Officer (Principal Financial Officer)

Exhibit Index

Exhibit Number	Exhibit Title

4.1	Indenture, dated as of April 27, 2018, among Atlassian Corporation Plc, Atlassian, Inc. and U.S. Bank National Association, as trustee.
4.2	Form of 0.625% Cash Exchangeable Senior Notes due 2023 (included in Exhibit 4.1).
10.1	Form of Capped Call Confirmation.